Statement of Financial Condition

Walleye Trading LLC
Year Ended December 31, 2024
SEC File Number 8-66988
With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-66988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Walleye Trading LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2800 Niagara Lane North
(No. and Street)

Plymouth	MN	55447
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sarah Gianpetro	952-345-5209	sgianpreto@walleyecapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young
(Name – if individual, state last, first, and middle name)

700 Nicollet Mall, Ste 500	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sarah Gianpetro, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Walleye Trading LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Amy Lynn Chase-Boylan
Notary Public
Minnesota
My Commission Expires January 31, 2030

[signature]
Notary Public

Signature: [signature]

Title:
Co-Head of Accounting

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Walleye Trading LLC

Statement of Financial Condition

Year Ended December 31, 2024

Contents

Report of Independent Registered Public Accounting Firm

To the Members and Officers of Walleye Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Walleye Trading LLC (the Company) as of December 31, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2005.

Minneapolis, Minnesota
February 27, 2025

Walleye Trading LLC

Statement of Financial Condition

December 31, 2024

Assets		
Cash	$	167,517
Dividends receivable		2,403,538
Other assets		759,213
Securities owned, at fair value (pledged)		8,990,798,831
Total assets	$	8,994,129,099
Liabilities and members' equity		
Liabilities:		
Securities sold, not yet purchased, at fair value	$	7,900,618,955
Payable to broker, net		565,957,358
Accounts payable and accrued liabilities		34,310,613
Payable to Manager		7,137,801
Capital withdrawals payable		9,009,191
Total liabilities		8,517,033,918
Class A member's equity		454,528,232
Class D members' equity		22,566,949
Total members' equity		477,095,181
Total liabilities and members' equity	$	8,994,129,099

See accompanying notes.

Walleye Trading LLC

Notes to Statement of Financial Condition

December 31, 2024

1. Organization

Walleye Trading LLC (the Company), a Delaware limited liability company, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is primarily an options market-marking firm, engaged in U.S. equity options market-making, interest rate options market-making, and index options market-making. The Company also engages in proprietary trading activities in similar products and equities. The Company is a member of most options and futures exchanges and the Company operates as one segment.

The Company clears its securities transactions through Goldman Sachs & Co. (the Clearing Broker).

Walleye Capital LLC (the Manager), a Minnesota limited liability company, serves as the manager of the Company. The Manager provides all services to operate the Company and maintains the financial records of the Company. Northern Trust Hedge Fund Services LLC (the Administrator) serves as administrator to the Company.

2. Significant Accounting Policies

The Company's Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The following is a summary of significant accounting policies followed by the Company.

Securities Transactions

Market-making and proprietary securities transactions, and the related revenues and expenses, are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are stated at fair value based on independent third party pricing sources.

Dividends are recorded on the ex-dividend date. Interest income and rebate income are accrued as earned. Interest expense is incurred on securities financed with the Clearing Broker and on borrowings, and is accounted for on an accrual basis based on the contractual agreement with the Clearing Broker.

Memberships in Exchanges

Exchange memberships, which provide the Company with the right to conduct business on the exchange, are recorded at cost or, if an impairment in value has occurred, at a value that reflects management's estimate of the impaired value. Management performs an evaluation of any impairment required based on the trends in historical values of the assets as well as recent sales of

2. Significant Accounting Policies (continued)

the memberships at the respective exchange. No impairment was recognized during the year ended December 31, 2024 as all memberships in exchanges were sold during the year.

Performance Fees

Performance fees represent amounts paid to non-Class D member traders and third-party sub-advisors for generating trading profits as well as non-trader employee bonuses paid via an employee bonus pool. All such expenses are recorded on an accrual basis and are included in accounts payable and accrued liabilities on the Statement of Financial Condition

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing the Company's Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of principal transactions. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 11), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

3. Payable to broker, net

Payable to broker, net consists of the following as of December 31, 2024:

	December 31, 2024
Margin payable, net	(449,508,271)
Unsettled securities transactions payable, net	(116,449,087)
Total	(565,957,358)

The Company conducts business with brokers and dealers that are members of the major securities and commodities exchanges.

4. Financial Instruments

Fair Value of Financial Instruments

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is deemed significant to the fair value measurement. When a valuation utilizes multiple inputs from varying levels of the fair value hierarchy, the hierarchy level is determined based on the lowest level input(s) that is/(are) significant to the fair value measurement in its entirety.

In the absence of quoted values or when quoted values are not deemed to be representative of fair values, and for securities where no ready market exists, securities and other investments are valued at fair value based upon the Manager's estimates and assumptions and would be categorized by the Company within Level 3 of the fair value hierarchy. In such circumstances, the Manager believes that the estimates utilized in determining fair value are reasonable and prudent.

The three levels of the fair value hierarchy that prioritize inputs to valuation methods are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable, either directly or indirectly.

4. Financial Instruments (continued)

Level 3 – Pricing inputs are unobservable for the asset or liability. That is, inputs that reflect the reporting Company's own assumptions about the assumptions market participants would use in pricing the asset or liability.

Determination of Fair Value

In determining fair value, the Company uses various valuation approaches. Inputs that are used in determining fair value of an instrument may include price information, quotations received from market makers, brokers, dealers and/or counterparties (when available and considered reliable), credit data, volatility statistics and other factors. Inputs, including price information, may be provided by independent pricing services or derived from market data; in addition, inputs can be either observable or unobservable.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace and other characteristics particular to the transaction. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocations. In periods of market dislocation, the availability of prices and inputs may be reduced for many instruments. Further, in the case of a significant decrease in the volume or level of market activity for an investment instrument, the Company may significantly adjust inputs from market transactions that are not orderly (distressed or forced) to derive a fair value. This condition could cause an instrument to be reclassified to or from the various levels within the fair value hierarchy.

The Manager appointed an internal valuation committee (the Valuation Committee). The Valuation Committee is charged with monitoring the valuation policies and procedures applicable to the Company to ensure the accurate fair value of the portfolio. The Valuation Committee meets monthly to review monthly valuations, including the fair value of any instrument where non-vendor pricing sources or unobservable inputs have been used in determining fair value. The Valuation Committee analyzes the security types and current activities that may have impacted fair value and determines the appropriate fair value methodology for the instruments based on relevant facts. The Valuation Committee may engage third party valuation experts to obtain support for certain alternative investments as deemed necessary.

4. Financial Instruments (continued)

Equity Securities

Equity securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Other equities traded on inactive markets or with thinly or ceased trading are categorized in Level 2 or Level 3 depending on the degree of observability of pricing inputs.

Derivative Contracts

Listed derivative contracts such as futures, exchange traded options, and warrants are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy to the extent that these contracts are actively traded and valuation adjustments are not applied. If valuation adjustments are applied to listed derivative contracts, they are categorized in Level 2. Other derivative contracts traded on inactive markets or with thinly or ceased trading are categorized in Level 2 or Level 3 depending on the degree of observability of pricing inputs.

Fair Value Hierarchy

The following table presents the Company's fair value hierarchy for assets and liabilities measured on a recurring basis as of December 31, 2024:

Assets	**Level 1**	**Level 2**	**Level 3**[1]	**Total**
Securities owned, at fair value (pledged):				
Futures contracts	$ 10,735,990	$ -	$ -	$ 10,735,990
Options:				
Commodity contracts	515,715	10,000	-	525,715
Credit contracts	233,492	-	-	233,492
Equity contracts	3,679,043,103	210,704,204	-	3,889,747,307
Foreign exchange contracts	205,681	-	-	205,681
Equities	5,054,636,436	29,057,213	2,657,868	5,086,351,517
Warrants	2,246,565	608,560	144,004	2,999,129
Total assets	$ 8,747,616,982	$ 240,379,977	$ 2,801,872	$ 8,990,798,831

[1] Level 3 securities were not considered significant to the Company.

4. Financial Instruments (continued)

Liabilities	Level 1	Level 2	Level 3[1]	Total
Securities sold, not yet purchased, at fair value:				
Futures contracts	$ 401,559	$ -	$ -	$ 401,559
Options:				
Commodity contracts	246,147	73,680	-	319,827
Credit contracts	318,254	-	-	318,254
Equity contracts	5,043,332,175	192,554,462	-	5,235,886,637
Foreign exchange contracts	34,679	-	-	34,679
Equities	2,663,569,770	-	44,012	2,663,613,782
Warrants	14,877	29,134	-	44,011
Corporate bond	-	-	206	206
Total liabilities	$ 7,707,917,461	$ 192,657,276	$ 44,218	$ 7,900,618,955

[1] Level 3 securities were not considered significant to the Company.

Securities owned are pledged to the Clearing Broker on terms that permit them to sell or repledge the securities to others subject to certain limitations. Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and quantities and thereby create a liability to purchase the security in the market at prevailing prices. See Note 10 for further information on off-balance sheet risk.

The level assigned to a particular security and the inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. Futures contracts are valued based upon Level 1 fair value measurements.

Other financial instruments are recorded by the Company at contract amounts and include Payable to broker, net. Financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value (categorized as Level 2 of the fair value hierarchy).

5. Income Taxes

No federal, state, or local income taxes have been provided on profits of the Company because the Company is treated as a partnership for tax purposes where its partners are individually liable for the taxes on their share of the Company's income or loss. Tax positions that are not more-likely-than-not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit as appropriate for the tax position. The Company is not aware of any tax positions for which it is reasonably

5. Income Taxes (continued)

possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. The Company has determined there are no uncertain tax positions as of December 31, 2024. Generally, the tax authorities can examine any tax returns filed for the last three years.

6. Related-Party Transactions

The Company has an Administrative Services Agreement (the Agreement) with the Manager. The Agreement calls for the expenses associated with managing the Company to be allocated to, and paid by, the Company. Such allocated expenses include compensation and benefits, vendor and software license fees, data center expenses, advisory services (including advisory fees paid to third-party sub-advisors), and other administrative services. The Payable to Manager balance consists of Manager Expenses relating to the Agreement and a non-trader employee bonus pool accrual. At December 31, 2024, the Payable to Manager was approximately $7.1 million on the statement of financial condition.

Certain partners of the Manager are also partial owners of Deephaven Data Labs (DDL), a data management systems provider that provides data management software and services for the Manager and other DDL clients. Certain partners of the Manager serve on the Board of Directors of DDL. Certain partners are also partial owners of Safepark Commercial LLC (Safepark), the property management company that owns and manages an office building the Manager leases office space from. The use of affiliated service providers by the Manager on behalf of the Company presents various conflicts of interest including conflicts associated with the selection, retention, and evaluation of the service provider.

During the year ended December 31, 2024, securities with a fair value of approximately $19.4 million and memberships in exchanges with a fair value of approximately 1.0 million were sold by the Company to an affiliated fund managed by the Manager.

7. Member's Equity

Walleye Investments Fund LLC owns the Class A Member's equity. The Class D Members are trading class members and employees of the Manager. Each Class D Member has responsibility for their trading activities and shares in the profits and losses of only their respective trading activities according to their respective Supplemental Agreements. Each Class D Member's earnings include a set percentage of profits similar to a manager bonus expense relating to their

7. Member's Equity (continued)

individual trading strategy. In addition, each Class D Member can earn additional profits based upon their respective level of capital committed to the strategy. This capital and any subsequent contributions as well as any profits with respect thereto are subject to all risks of the Company's business. All remaining profits and losses are allocated to the Class A Member.

The Class D Members do not take part in management nor have authority to transact any business for the Company or have power to sign for or to bind the Company to any agreement, said powers being vested with the Manager and certain other officers of the Company. For the year ended December 31, 2024, three Class D Members were admitted to Class D and four members liquidated their equity resulting in 11 Class D Members.

8. Subordinated Borrowings

The Company matured a cash subordination borrowing agreement on July 23rd, 2024 previously approved by the Financial Industry Regulatory Authority (FINRA) on behalf of NASDAQ OMX PHLX, Inc., totaling $500,000, from an unaffiliated counterparty with an interest rate based on the prime rate (8.50% at July 23, 2024) plus 225 basis points. The maturity payment included principal and interest of $503,343.

9. Derivative Transactions

In the normal course of business, the Company enters into derivative contracts (Derivatives) for its options market-making and proprietary trading strategies and uses futures to manage the market and credit risks as part of its overall risk management process. The Derivatives that the Company may trade include, but are not limited to: equity options, commodity options, credit options, foreign exchange options, interest rate options, futures options, and futures contracts. Options on futures are included within the futures categories throughout the notes to the Statement of Financial Condition. The Company records its derivative trade-related activities at fair value.

The quarterly average number of open purchased option and long futures contracts for the year ended December 31, 2024, was approximately 4.9 million and 5,000, respectively. The quarterly average number of open written options and short futures contracts for the year ended December 31, 2024, was approximately 5.0 million and 2,000, respectively.

9. Derivative Transactions (continued)

The following tables are intended to provide additional information about the effect of the Derivatives on The Statement of Financial Condition of the Company.

	Number of Contracts and Notional Amounts as of December 31, 2024			
Type	Long Contracts	Short Contracts	Long Notional	Short Notional
Futures	5,887	1,571	$2,185,610,050	$ 498,554,424
Options:				
Commodity contracts	341	3,974	34,028,000	40,922,350
Credit contracts	1,722	811	13,685,300	6,310,200
Equity contracts	4,945,080	5,578,284	64,777,145,648	66,618,271,091
Foreign exchange contracts	3,631	1,363	18,632,750	6,479,700

Options are included in Securities owned and Securities sold, not yet purchased on the Statement of Financial Condition. The respective fair values of derivative assets and liabilities by category are reflected within Footnote 4.

The Company does not offset derivative assets or derivative liabilities on the Statement of Financial Condition. The Company's derivative assets and liabilities are not subject to a master netting agreement.

10. Financial Instruments with Off-Balance Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event that the counterparty or the Clearing Broker is unable to fulfill their contractual obligations. Such risks may be increased by volatile trading markets.

The Company also assumes short positions in its trading activities. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the short sale may exceed the amount recognized on the Statement of Financial Condition.

Option contracts provide a counterparty with the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price before, or on an established date. For written options, the Company receives a premium upon initial settlement and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

10. Financial Instruments with Off-Balance Sheet Risk (continued)

All of the Company's receivables, securities owned, and securities sold, not yet purchased are maintained at the Clearing Broker. Should the Clearing Broker fail to meet their obligations, the Company would be exposed to credit risk. Derivatives are exchange-traded, therefore counterparty risk is mitigated through the function of the clearinghouse.

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which requires the maintenance of minimum "net capital" equal to the greater of $1,000,000 or 6 2/3% of "aggregate indebtedness," as defined in the Rule. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory requirements.

As of December 31, 2024, the Company had net capital of $462,166,674, which was $459,403,445 in excess of the required net capital of $2,763,229.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2024, the Company was in compliance with all such requirements.

12. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Management monitors the likelihood of default on an on-going basis and would make required adjustments to net capital computations and other risk calculations as deemed necessary.

13. Subsequent Events

In accordance with provisions set forth in ASC 855, Subsequent Events, the Manager has evaluated the possibility of subsequent events existing in the Statement of Financial Condition through the date the Statement of Financial Condition was issued.

13. Subsequent Events (continued)

The capital withdrawals payable of $9.0 million as of December 31, 2024 was paid in January 2025. As of January 31, 2025 three additional Class D members liquidated their equity resulting in a capital withdrawals payable of $12.5 million dollars. Eight Class D members remain.

The Manager has determined that there are no other material events or transactions that require disclosure in the Company's Statement of Financial Condition.